

CARDIOME

1441 Creekside Drive, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME TO PRESENT AT BLOOM BURTON & CO. HEALTHCARE INVESTOR CONFERENCE

Vancouver, Canada, April 27, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that Jennifer Archibald, Chief Financial Officer of Cardiome, will present an update on the company's progress at the Bloom Burton & Co. Healthcare Investor Conference at the Toronto Board of Trade on May 5, 2015 in Toronto. Cardiome's corporate presentation will be available on the company website at www.cardiome.com following Jennifer Archibald's presentation.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for the treatment of acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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